UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

March 10, 2011
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.

(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507	**13-5593032**
Commission File Number	IRS Employer Identification Number
111 River Street, Hoboken NJ	07030
Address of principal executive offices	Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
   (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
   (17 CFR 240.13e-4(c))

This is the first page of a 14 page document.

ITEM 7.01:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On March 10, 2011, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the third quarter of fiscal year 2011. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated March 10, 2011 titled "John Wiley & Sons Announces Third Quarter Fiscal Year 2011 Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
Director, Investor Relations
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons Announces Third Quarter Fiscal Year 2011 Results

Third Quarter
- *Revenue growth of 7% excluding foreign exchange (5% including FX)*
- *Revenue growth by segment excluding FX: STMS 8%, P/T 7%, HE 2%*
- *Adjusted EPS growth of 22% excluding FX; a $0.10 current year charge related to Borders; and a $0.03 impairment and restructuring charge reported in the prior year*
- *Reported EPS growth of 4% including FX (13% excluding FX)*

Nine Months
- *Revenue up 5% excluding FX (3% including FX)*
- *Adjusted EPS growth of 20% excluding FX; a $0.10 current year charge related to Borders; and a $0.17 impairment and restructuring charge reported in the prior year*
- *Reported EPS growth of 20% including FX (25% excluding FX)*
- *Net debt (long term debt less cash and cash equivalents) reduced by $243 million from prior year to $326 million*
- *Free cash flow increased 19% to $206 million*

Outlook
- *Reiterating full-year FX neutral outlook of mid-single-digit revenue growth. Adjusted EPS growth of approximately 10% from a base of $2.58 last year excluding the $0.07 tax benefit in Q1 and the $0.10 Borders charge in Q3*

$ millions	FY11	FY10	Change Excluding FX	Including FX
Revenue:				
Q3	*$448*	*$427*	*7%*	*5%*
9 Months	*$1,298*	*$1,263*	*5%*	*3%*
Adjusted EPS*:				
Q3	*0.84*	*0.74*	*22%*	*14%*
9 Months	*2.44*	*2.12*	*20%*	*15%*
Reported EPS:				
Q3	*0.74*	*0.71*	*13%*	*4%*
9 Months	*2.34*	*1.95*	*25%*	*20%*

*Excludes a $0.10 per share bad debt charge related to Borders in the third quarter of FY11. Excludes impairment and restructuring charges reported in the third quarter and nine month

periods of FY10 of $0.03 and $0.17 per share, respectively. Both Adjusted and Reported EPS include a $0.07 per share deferred income tax benefit in the first quarter of FY11.

Note: For comparability to our full year guidance, nine month EPS grew 17% excluding the negative effect of FX; the $0.07 per share first quarter UK statutory tax benefit; the $0.10 per share bad debt charge; and prior year impairment and restructuring charges of $0.17 per share.

Hoboken, NJ, March 10, 2011- For the third quarter, revenue rose 5% from prior year to $448 million, or 7% excluding foreign exchange. Robust growth in Scientific, Technical, Medical, and Scholarly (STMS) and Professional/Trade (P/T) drove results.

For the quarter, operating income of $70 million rose 2% compared to prior year, or 7% excluding foreign exchange. As was previously reported on SEC Form 8K filed on February 4, 2011, Wiley recorded a bad debt charge of approximately $9 million (after-tax $6 million) related to Borders Group Inc. ("Borders"), which represents the difference between the Company's outstanding receivable and expectation of potential offsets and recoveries in the future, as well as existing reserves for Borders. The Company does not anticipate any additional charge or bad debt expense with respect to this customer. Excluding the bad debt charge and prior year restructuring and impairment charges of approximately $3 million, adjusted operating income rose 11%, or 16% excluding foreign exchange. Top-line results and improved margins due to higher revenue from digital products drove the improvement. Technology Services expense increased approximately 28% to $32 million reflecting ongoing investments in digital products and infrastructure, such as WileyPLUS, eBooks, backfiles, and Wiley Online Library.

Adjusted to exclude this quarter's bad debt charge of $0.10 per share, last year's impairment and restructuring charge and foreign exchange, earnings per share (EPS) rose 22% in the quarter to $0.84. Top-line results and lower interest expense were partially offset by higher technology investments. On a reported basis EPS grew 4% in the quarter to $0.74, or 13% excluding foreign exchange.

Revenue for the nine months grew 3%, or 5% excluding foreign exchange. On a year-to- date basis, EPS adjusted to exclude the $0.10 per share bad debt charge and the $0.17 per share prior year impairment and restructuring charges grew 15% to $2.44 including foreign exchange. On a reported basis, EPS grew 20%, or 25% excluding foreign exchange.

Free cash flow for nine months increased 19% to $206 million. Wiley has repurchased 222,000 shares at a cost of $10 million this fiscal year. A four million share repurchase program was announced in September 2010. Net debt (long term debt less cash and cash equivalents) decreased by $243 million from a year ago.

Management Commentary
"Wiley's unique combination of businesses, robust strategies, and sharp focus on the execution of our plans continue to serve us well," said William J. Pesce, President and CEO. "STMS exhibited solid top-line growth this quarter, driven by higher institutional sales and new society relationships.

Calendar year 2011 journal renewals are ahead of last year, both in timing and overall value. The shift to online books continues. Wiley Online Library received the Best eProduct/Multidiscipline Platform Award from the Association of American Publishers."

Mr. Pesce continued: "Professional/Trade bounced back from a tough second quarter, led by business and cooking books. Sales of eBooks grew and had a positive effect on gross margin. In December, Wiley stopped shipping to Borders and in February we announced the bad debt charge. Borders was projected to account for less than 5% of Professional/Trade revenue in fiscal year 2011, down from more than 10% of revenue a few years ago. Customer purchasing patterns continue to shift, as reflected in the sales of eBooks, the success of online retailers, and the performance of some brick and mortar booksellers. Wiley is well-positioned to capitalize on this shift as a result of our publishing strategy and multi-channel selling around the world."

Said Mr. Pesce: "Higher Education is performing well off a record-setting prior year with strong growth in the US partially offset by a revenue decline in Australia. Higher Education's gross margin continued its upward trend, increasing to 68.5% through nine months of the year, up from 67.6% a year ago, reflecting increased sales of high margin products, including WileyPLUS, eBooks, and custom publishing."

Outlook
Mr. Pesce concluded: "Based on year-to-date results, market conditions and leading indicators, we reiterate our fiscal year 2011 guidance of mid-single-digit revenue growth on a currency neutral basis. Excluding the effect of foreign exchange, the Borders bad debt charge and the first quarter deferred tax benefit, we project EPS growth of approximately 10% from fiscal year 2010 adjusted EPS of $2.58."

Foreign Exchange
The foregoing and following references to "currency neutral basis," "excluding foreign exchange" and "performance basis" exclude the effect of foreign exchange transactions and translations. The weighted average foreign exchange translation rates reflected in Wiley's income statement during fiscal year 2010 were approximately 1.60 Sterling and 1.40 Euro for the full year and 1.55 Sterling and 1.30 Euro for the nine months.

SCIENTIFIC, TECHNICAL, MEDICAL, AND SCHOLARLY (STMS)
- *Third quarter revenue +8% excluding FX, +6% YTD*
- *Third quarter contribution to profit +12% excluding FX and prior year restructuring and impairment charges, +8% YTD*
- *Calendar year 2011 journal subscription billings showing growth in-line with expectations; 73% of targeted full year business closed at quarter-end, up from 68% at the same period last year*
- *Signed publishing contracts in the quarter for 13 new society journals; renewed or extended 52 journal publishing contracts; and lost 1*

STMS revenue for the quarter was up 4% to $238 million, or 8% excluding foreign exchange. Journal revenue increased by $14 million excluding foreign exchange, reflecting increases in license values, new business, accelerated renewals, and global rights income, partially offset by lower journal supplement sales. Book revenue excluding foreign exchange grew 9%, reflecting higher online and print sales.

Direct contribution to profit grew 6% to $97 million, or 12% excluding foreign exchange and a prior year $2.8 million impairment/restructuring charge. Including the impairment and restructuring charge, direct contribution to profit for the quarter grew 9%, or 15% excluding foreign exchange. Top-line growth drove results.

STMS revenue for the nine months was up 1% to $712 million, or 6% excluding foreign exchange. Top-line results were driven by journal subscription and backfile revenue, and book sales, both print and online. Direct contribution to profit for the nine months, excluding last year's impairment/restructuring charge, rose 1% year-to-date and was up 8% on a currency neutral basis.

Society Activity
- 13 new society journals signed in the quarter; 36 year-to-date
- 52 renewals/extensions in the quarter; 77 year-to-date
- 1 journal not renewed in the quarter; 3 not renewed year-to-date

Key New Contracts
- The ten journals of the American Counselling Association, the world's leading association for professionals in counselling
- *International Dental Journal* on behalf of the FDI World Dental Federation
- *Journal of Business Logistics* with the Council of Supply Chain Management Professionals
- *International Journal of Paediatric Obesity* on behalf of the International Association for the Study of Obesity

Institutional Sales
- Large backfile agreements signed with universities in Germany, the US, South Korea, Israel, the Netherlands and Australia
- Online book and reference work agreements signed with universities in the US, South Korea and Turkey, and a major US-based corporation
- Cochrane Library agreement signed with an Indian government agency
- Agreements with corporations worldwide for online advertising, webinars, corporate reprints, supplements, etc.

Alliances
Wiley formed a partnership with the Association of American Geographers to publish a definitive reference work online and in 15 print volumes. Intended to be the most authoritative and complete resource in its field, the *International Encyclopedia of Geography* will range across physical and human geography and related areas of earth and environmental science.

Wiley Open Access
Wiley Open Access, a program of open access journals in the life and biomedical sciences, including neuroscience, microbiology, ecology, and evolution, was launched in collaboration with international professional and scholarly society partners. Authors will pay a publication charge upon acceptance of their articles into these open access journals. Wiley will introduce a range of new funded business models to enable academic and research institutions, funders, societies, and corporations to actively support their researchers and members who wish to, or are required to, publish in open access journals. Each new journal will appoint an editor-in-chief and editorial board responsible for ensuring that all articles are rigorously peer-reviewed. These new journals will be offered with the full functionality of Wiley Online Library.

Other Digital Initiatives
In December, Wiley launched new mobile applications for selected health science journals, accessible via iPhone, Blackberry, Android, Symbian, PalmOS, and WAP devices. The applications will allow for the mobile delivery of title and abstract listings of articles with a feature that will enable users to create a "reading list" of desired full-text articles, available from the user's desktop computer through Wiley Online Library. Additional features include listings of upcoming events, society news, and publication information.

Awards and Accolades
Wiley was recently honored with 17 prizes at the PROSE Awards ceremony in Washington DC, hosted by the Association of American Publishers. Prizes for excellence in professional and scholarly publishing were awarded to 15 Wiley publications in subject areas ranging from economics to biomedicine. Wiley Online Library received the eProduct/Best Multidiscipline Platform Award.

PROFESSIONAL/TRADE (P/T)
- *Third quarter revenue up 7% both including and excluding FX, 3% YTD*
- *Third quarter contribution to profit up 22% excluding FX and the bad debt charge, 7% YTD*
- *Modest gross margin improvement from higher eBook sales*
- *Quarterly eBook revenue nearly doubled over prior year to $5 million*
- *eBook revenue for nine months reached $15 million*

Third quarter P/T revenue grew 7% to $114 million, both on a reported and currency neutral basis despite no orders being accepted from Borders after late December. The performance was attributed to strong growth in the business/finance and cooking categories, offset by weakness in psychology. Growth in the US, UK, Germany, Canada, and China offset weakness in Australia and India.

Direct contribution to profit fell 16% to $21 million for the quarter, reflecting a bad debt charge of $9 million related to Borders ($6 million after-tax). Wiley does not anticipate any additional charge or bad debt expense with respect to Borders. Excluding the bad debt charge, direct contribution to profit for the quarter was up 22%. Gross margin increased modestly from higher eBook sales and improved inventory management.

P/T revenue for the nine months grew 3% to $327 million both on a reported and currency neutral basis. Growth in business/finance, professional education, and technology was offset by lower consumer and architecture sales. Year-to-date direct contribution to profit was down 6% to $71 million. Excluding the bad debt charge and unfavorable foreign exchange, direct contribution to profit for the nine months rose 7%, reflecting top-line growth and lower accrued incentive compensation.

Third Quarter Sales (excluding FX)
- *Business* grew 16%, with leadership, investing, and marketing driving results
- *Consumer* rose 6% due in large part to a strong holiday season for cooking books
- *Professional Education* grew 13%
- *Technology*, which maintained its #1 market position, was flat against a strong prior year
- *Architecture,* yet to rebound from the recession, was flat with prior year
- *Psychology* was down 8%

eBooks
- eBook sales nearly doubled in the quarter to $5 million and reached $15 million for the nine months

Other Digital Initiatives/Products
- In the third quarter, seven mobile apps were released for the Apple platform
- An iPad version of *How to Cook Everything* by Mark Bittman was released in December with strong sales
- Two events licensing agreements launched with Hotels-Paris and Teletext Holidays, both integrating Wiley global events content into their websites, alongside hotels and holiday package products, to provide timely reasons to make reservations

Alliances
Wiley finalized its agreement with the Tax Institute at H&R Block to create exam prep product for the new IRS Tax Preparer certification. The program will include books/eBooks and an online test bank – eventually adding a continuing professional education component.

New Books
- Business and Finance: *Wiley CPA Exam Review Test Bank Online 2011* is comprised of separate modules, which allow users to create exams in study or exam modes, answer multiple choice questions and/or simulations, and view exam results and reports for a given module. *Wiley International Encyclopedia of Marketing* was released in December. With more than 300 entries from hundreds of global experts, the encyclopedia is one of the premier marketing reference resources available worldwide; *Debunkery* by Ken Fisher was included on the WSJ, and NYT Business bestseller lists.
- Consumer: *ASVAB For Dummies,* 3e, and *ASVAB For Dummies*, Premier Edition, by Rod Powers; *Spanish For Dummies,* 2e, by Susana Wald and Cecie Kraynak; *The Paleo Diet Cookbook* by Dr. Loren Cordain; *Weight Watchers New Complete Cookbook,* 4e.

- Technology: *Facebook For Dummies*, 3e, Book + DVD Bundle by Leah Pearlman and Carolyn Abram; *Digital SLR Photography All-in-One For Dummies* byRobert Correll; *iPad All-in-One For Dummies* by Nancy C. Muir.
- Architecture: *Interior Graphic Standards*, 2e, by Corky Binggeli and Patricia Greichen; *A Global History of Architecture*, 2e, and *Design Drawing*, 2e, both by Frank Ching.

HIGHER EDUCATION (HE)
- *Third quarter revenue +2% excluding FX, +7% YTD*
- *Third quarter contribution to profit +2% excluding FX, +12% YTD*
- *Sales of eBooks, digital content sold directly to institutions, binder editions, and custom publishing were up 24% to $16 million, representing approximately 16% of global HE revenue*
- *WileyPLUS revenue in the quarter grew 13% over prior year to $13 million*
- *Nationwide efficacy study reveals better student outcomes with WileyPLUS*

Third quarter HE revenue grew 4% to $95 million, or 2% excluding foreign exchange. Solid growth in EMEA and moderate growth in the US drove the results. Contributing to the growth were sales of WileyPLUS and eBooks, and strong performance in engineering and mathematics. Revenue from the Australia higher education and secondary school business was off 9%, currency neutral, due to lower enrollments and a delay in the adoption of the national school curriculum.

Direct contribution to profit improved 5% from prior year to $40 million, or 2% on a currency neutral basis, driven by top-line results.

For the nine months, HE revenue advanced 9% to $258 million, or 7% excluding foreign exchange reflecting market share growth in the US and around the world. Direct contribution to profit increased 14%, or 12% excluding foreign exchange. Top-line growth and improved gross margin from higher digital revenue and manufacturing efficiencies drove the results.

Global Revenue – Third Quarter
- *Americas* grew 4% to $63 million
- *EMEA* rose 12% to $6 million, or 14% excluding FX
- *Asia-Pacific* grew 3% to $26 million, but declined 4% excluding FX

Third Quarter Sales (excluding FX)
- Engineering and Computer Science: revenue increased 25% vs. prior year. Textbooks driving growth include Callister: *Materials Science and Engineering: An Introduction*, 8e; Rainer: *Introduction to Information Systems*, 3e; Moran: *Fundamentals of Engineering Thermodynamics*, 7e; Montgomery: *Applied Statistics and Probability for Engineers*, 5e; and Horstmann: *Big Java 4e* and *Java for Everyone*.
- Science: revenue increased 5% vs. prior year. Textbooks driving growth include Halliday: *Fundamentals of Physics*, 9e; Solomons: *Organic Chemistry*, 10e; Grosvenor: *Visualizing Nutrition*; and Hein: *Foundations of College Chemistry*, 13e.

- Business and Accounting: revenue was down 7% vs. a strong prior year.
- Social Science: revenue was down slightly compared to prior year.
- Mathematics: revenue was up 17% vs. prior year, driven by sales of Hughes-Hallett: *Applied Calculus*, 4e, and Mann: *Introductory Statistics*, 7e.
- Microsoft Official Academic Course: revenue increased 25% vs. prior year, attributable to growth in the Windows Server books.

Digital Sales – Third Quarter
- Global billings of WileyPLUS grew 16% to $10 million.
- WileyPLUS digital-only billings (not packaged with a print textbook) grew 5% to $3 million.
- Deferred and unearned WileyPLUS revenue as of January 31 was $8 million
- eBook revenue was up 54% to $2.5 million.

WileyPLUS Efficacy Study
A Wiley-commissioned study conducted during the 2009–2010 academic year shows that students at 2-year colleges using WileyPLUS improved their learning outcomes by a full letter grade on the equivalent of a final exam and a half-letter grade for those at 4-year colleges. The study, conducted by the University of Tennessee's Institute for Assessment and Evaluation (IAE), involved 11 Institutes of Higher Learning (IHLs). Different types of delivery included in-person, online, and hybrid to account for different learning environments. For the impact portion of the study, the enrolled students were not aware that the two sections were part of an experiment where the instructor chose one section to be a control group and the other to be a test group. The impact data was then analyzed by Broadview Analytics, Inc., an independent research firm. The study also showed that WileyPLUS lowers the variance of student outcomes, meaning that the least-prepared students in the class perform better with WileyPLUS.

Note:
The Company provides cash flow and income measures referred to as adjusted EPS and free cash flow, which exclude certain items. Management believes the exclusion of such items provides additional information to facilitate the analysis of results. These non-GAAP measures are not intended to replace the financial results reported in accordance with GAAP.

Conference Call
Wiley will hold a conference call today, March 10 at 10:00 a.m. (EST) to discuss its financial results for the third quarter of fiscal year 2011.

To participate in the conference call, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: (866) 551-3680 and enter the participant code 1897779#. International callers, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: (212) 401-6760 and enter the participant code 1897779#
You may also listen to a live audio webcast of the call by accessing *www.wiley.com> Investor Relations> Events and Presentations*, or http://www.wiley.com/WileyCDA/Section/id-370238.html

A replay of the conference call will be available through March 17, 2011 and may be accessed by calling **866-551-4520** and entering pin code **270747#.** Additionally, an archive of the webcast will be available at 1:30 p.m. on March 10 at http://www.wiley.com/WileyCDA/Section/id-370238.html for a period of up to 14 days.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This release contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley
Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for more than 200 years, helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 450 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry, and Peace.

Our core businesses publish scientific, technical, medical, and scholarly journals, encyclopedias, books, and online products and services; professional/trade books, subscription products, training materials, and online applications and Web sites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

JOHN WILEY & SONS, INC.
UNAUDITED SUMMARY OF OPERATIONS
FOR THE THIRD QUARTER ENDED
JANUARY 31, 2011 AND 2010
(in thousands, except per share amounts)

US GAAP

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2011	2010	% Change	2011	2010	% Change
Revenue	$	447,855	427,102	5%	$ 1,297,637	1,263,435	3%
Costs and Expenses							
Cost of Sales		137,909	133,437	3%	402,717	393,743	2%
Operating and Administrative Expenses		222,206	214,009	4%	649,097	629,505	3%
Additional Provision for Doubtful Trade Account		9,290	-		9,290	-	
Impairment and Restructuring Charges		-	2,834		-	14,332	
Amortization of Intangibles		8,800	8,559	3%	26,094	26,628	-2%
Total Costs and Expenses		378,205	358,839	5%	1,087,198	1,064,208	2%
Operating Income		69,650	68,263	2%	210,439	199,227	6%
Operating Margin		15.6%	16.0%		16.2%	15.8%	
Interest Expense		(4,630)	(8,677)	-47%	(15,161)	(26,503)	-43%
Foreign Exchange (Losses)/Gains		(887)	614	-	(1,646)	(10,079)	-
Interest Income and Other, Net		743	202		1,626	458	
Income Before Taxes		64,876	60,402	7%	195,258	163,103	20%
Provision for Income Taxes		19,259	17,988		51,938	47,555	
Net Income	$	45,617	42,414	8%	$ 143,320	115,548	24%
Earnings Per Share- Diluted	$	0.74	0.71	4%	$ 2.34	1.95	20%
Average Shares - Diluted		61,549	59,826		61,175	59,366	

ADJUSTED

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2011	2010	% Change	2011	2010	% Change
Revenue	$	447,855	427,102	5%	$ 1,297,637	1,263,435	3%
Costs and Expenses							
Cost of Sales		137,909	133,437	3%	402,717	393,743	2%
Operating and Administrative Expenses		222,206	214,009	4%	649,097	629,505	3%
Amortization of Intangibles		8,800	8,559	3%	26,094	26,628	-2%
Adjusted Total Costs and Expenses (A)		368,915	356,005	4%	1,077,908	1,049,876	3%
Adjusted Operating Income (A)		78,940	71,097	11%	219,729	213,559	3%
Adjusted Operating Margin (A)		17.6%	16.6%		16.9%	16.9%	
Interest Expense		(4,630)	(8,677)	-47%	(15,161)	(26,503)	-43%
Foreign Exchange (Losses)/Gains		(887)	614	-	(1,646)	(10,079)	-
Interest Income and Other, Net		743	202		1,626	458	
Adjusted Income Before Taxes (A)		74,166	63,236	17%	204,548	177,435	15%
Adjusted Provision for Income Taxes (A)		22,510	18,869		55,189	51,770	
Adjusted Net Income (A)	$	51,656	44,367	16%	$ 149,359	125,665	19%
Earnings Per Share- Diluted (A)	$	0.84	0.74	14%	$ 2.44	2.12	15%
Average Shares - Diluted		61,549	59,826		61,175	59,366	

(A)   The adjusted results exclude a bad debt provision related to a doubtful trade receivable account with Borders Group Inc. of $9.3 million pre-tax, or $6.0 million after-tax ($0.10 per share) for the third quarter and nine months ending January 31, 2011. The adjusted results also exclude intangible asset impairment and restructuring charges of $2.8 million pre-tax, or $2.0 million after-tax ($0.03 per share) for the third quarter of fiscal year 2010 and $14.3 million pre-tax, or $10.1 million after-tax ($0.17 per share) for the nine months ending January 31, 2010.

Note: The Company has provided income measures excluding certain items described above, in addition to net income determined in accordance with GAAP. These non-GAAP financial measures, as shown in the attached Adjusted Summary of Operations, are used in evaluating results of operations for internal purposes. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes the exclusion of such items provides additional information to investors to facilitate the comparison of past and present operations.

JOHN WILEY & SONS, INC.
UNAUDITED SEGMENT RESULTS
FOR THE THIRD QUARTER ENDED
JANUARY 31, 2011 AND 2010
(in thousands)

	Third Quarter Ended January 31,				Nine Months Ended January 31,		
	2011	2010	% Change		2011	2010	% Change
Revenue							
Scientific, Technical, Medical and Scholarly	$ 237,939	228,388	4%	$	712,220	708,613	1%
Professional/Trade	114,468	107,056	7%		327,191	316,982	3%
Higher Education	95,448	91,658	4%		258,226	237,840	9%
Total	$ 447,855	427,102	5%	$	1,297,637	1,263,435	3%
Direct Contribution to Profit							
Scientific, Technical, Medical and Scholarly							
Adjusted Direct Contribution to Profit (A)	$ 97,061	91,571	6%	$	293,955	292,472	1%
Impairment and Restructuring Charges	-	(2,834)			-	(14,332)	
Scientific, Technical, Medical and Scholarly - US GAAP	97,061	88,737	9%		293,955	278,140	6%
Professional/Trade							
Adjusted Direct Contribution to Profit (B)	29,845	24,484	22%		80,682	75,782	6%
Additional Provision for Doubtful Trade Account	(9,290)	-			(9,290)	-	
Professional/Trade - US GAAP	20,555	24,484	-16%		71,392	75,782	-6%
Higher Education	40,177	38,315	5%		104,192	91,720	14%
Total	$ 157,793	151,536	4%	$	469,539	445,642	5%
Shared Services and Administrative Costs							
Distribution	$ (27,612)	(28,007)	-1%	$	(81,833)	(82,452)	-1%
Technology Services	(31,715)	(24,770)	28%		(87,686)	(72,010)	22%
Finance	(11,198)	(12,004)	-7%		(31,580)	(32,710)	-3%
Other Administration	(17,618)	(18,492)	-5%		(58,001)	(59,243)	-2%
Total	$ (88,143)	(83,273)	6%	$	(259,100)	(246,415)	5%
Operating Income	$ 69,650	68,263	2%	$	210,439	199,227	6%

(A) The adjusted results exclude intangible asset impairment and restructuring charges of $2.8 million and $14.3 million for the third quarter and nine months ended January 31, 2010, respectively.

(B) The adjusted results exclude a bad debt provision related to a doubtful trade receivable account with Borders Group Inc. of $9.3 million for the third quarter and nine months ended January 31, 2011.

JOHN WILEY & SONS, INC.
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

| | January 31, | | April 30, |
	2011	2010	2010
Current Assets			
Cash & cash equivalents	$ 305,441	67,473	153,513
Accounts receivable	230,474	246,041	182,635
Inventories	98,427	101,560	97,857
Prepaid and other	40,943	30,332	51,709
Total Current Assets	675,285	445,406	485,714
Product Development Assets	114,700	109,402	107,755
Property, Equipment and Technology	153,367	149,115	152,684
Intangible Assets	911,798	952,200	911,550
Goodwill	627,385	633,944	615,479
Deferred Income Tax Benefits	7,635	9,888	6,736
Other Assets	40,590	36,287	36,284
Total Assets	2,530,760	2,336,242	2,316,202
Current Liabilities			
Accounts and royalties payable	217,238	210,177	152,614
Deferred revenue	265,180	256,129	275,653
Accrued employment costs	57,218	60,964	87,763
Accrued income taxes	27,781	10,693	2,516
Accrued pension liability	2,274	2,560	2,245
Other accrued liabilities	48,853	57,360	63,581
Current portion of long-term debt	106,875	67,500	90,000
Total Current Liabilities	725,419	665,383	674,372
Long-Term Debt	525,025	569,600	559,000
Accrued Pension Liability	123,787	78,738	119,280
Deferred Income Taxes	172,148	189,096	167,669
Other Long-Term Liabilities	77,531	86,488	73,445
Shareholders' Equity	906,850	746,937	722,436
Total Liabilities & Shareholders' Equity	$ 2,530,760	2,336,242	2,316,202

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW
(in thousands)

	Nine Months Ended January 31,	
	2011	2010
Operating Activities:		
Net income	$ 143,320	115,548
Amortization of intangibles	26,094	26,628
Amortization of composition costs	37,381	34,758
Depreciation of property, equipment and technology	33,806	29,681
Additional Provision for Doubtful Trade Account (net of tax)	6,039	-
Impairment and restructuring charges (net of tax)	-	10,117
Stock-based compensation	12,630	12,388
Excess tax benefits from stock-based compensation	(2,529)	(3,563)
Foreign exchange transaction losses	1,646	10,079
Pension expense, net of contributions	8,788	(11,351)
Non-cash charges and other	85,300	82,761
Change in deferred revenue	(14,456)	(9,712)
Net change in operating assets and liabilities, excluding acquisitions	15,176	17,395
Cash Provided by Operating Activities	353,195	314,729
Investments in organic growth:		
Additions to product development assets	(114,052)	(110,258)
Additions to property, equipment and technology	(32,704)	(31,575)
Free Cash Flow	206,439	172,896
Other Investing and Financing Activities:		
Acquisitions, net of cash	(6,452)	(5,575)
Repayment of long-term debt	(271,900)	(648,871)
Borrowings of long-term debt	254,800	463,571
Change in book overdrafts	(27,874)	(15,932)
Cash dividends	(28,969)	(24,637)
Purchase of treasury shares	(10,142)	-
Proceeds from exercise of stock options and other	24,595	17,381
Excess tax benefits from stock-based compensation	2,529	3,563
Cash Used for Investing and Financing Activities	(63,413)	(210,500)
Effects of Exchange Rate Changes on Cash	8,902	2,249
Increase/(Decrease) in Cash and Cash Equivalents for Period	$ 151,928	(35,355)

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:		
Additions to product development assets	$ (114,052)	(110,258)
Additions to property, equipment and technology	(32,704)	(31,575)
Acquisitions, net of cash	(6,452)	(5,575)
Cash Used for Investing Activities	$ (153,208)	(147,408)
Financing Activities:		
Cash Used for Investing and Financing Activities	$ (63,413)	(210,500)
Less:		
Acquisitions, net of cash	(6,452)	(5,575)
Cash Used for Financing Activities	$ (56,961)	(204,925)

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for operating activities, investing activities and financing activities, as an indicator of performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

By /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: March 10, 2011